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SEC FILE NUMBER
8- 67754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valtus Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 W. Sahara Avenue, Suite 140
(No. and Street)

Las Vegas (City) NV (State) 89102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal 310-497-2806 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2017
[illegible] BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cM

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valtus Capital Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAMELA GOLDMAN
Notary Public State of Nevada
No. 06-103332-1
My Appt. Exp. Oct. 13, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2016 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Valtus Capital Group, LLC's financial statements. The supplemental information is the responsibility of Valtus Capital Group, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2017

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash (Note 1)	$	1,113,653
Investment		848,750
Office equipment, net of accumulated depreciation of $ 87,086		18,089
Other assets		9,585
Total assets	$	1,990,077

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	11,132
Accrued expenses		548,000
Total liabilities		559,132
MEMBER'S EQUITY:		
Member's equity		1,430,945
Total member's equity		1,430,945
Total liabilities and member's equity	$	1,990,077

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2016

REVENUES:	
Advisory fee income	$3,659,013
Interest income	803
Total income	$3,659,816
EXPENSES:	
Compensation expense	1,292,410
Consulting expense	60,000
Occupancy	124,080
Professional fees	296,015
Travel and entertainment	164,649
Other general and administrative expenses	260,444
Total expenses	2,197,598
NET INCOME	$1,462,218

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2016

	Total Members' Equity
Beginning balance January 1, 2016	$ 1,068,727
Capital contributions	$ 500,000
Capital withdrawals	(1,600,000)
Net income	1,462,218
Ending balance December 31, 2016	$ 1,430,945

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,462,218
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,392
(Increase) decrease in:	
Accounts receivable	30,000
Investment	(848,750)
Other assets	8,161
Increase (decrease) in:	
Accounts payable	11,132
Accrued expenses	215,825
Total adjustments	(566,240)
Net cash provided by operating activities	895,978
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	500,000
Capital withdrawals	(1,600,000)
Net cash used in financing activities	(1,100,000)
Decrease in cash	(204,022)
Cash-beginning of period	1,317,675
Cash-end of period	$ 1,113,653
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its member, Viney Singal.

The firm operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate and gaming projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates

Rent Expense for the year ending Dec. 31st, 2016 was $124,080.

Property and Equipment

Property Equipment is recorded at cost and depreciated using the - Method over estimated useful lives of 3-7 years. expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations.

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of Nevada.

Note 1: GENERAL AND SUMMARY OF SIGNIFICAN ACCOUNTING POLICIES (Continued)

Lease Commitments:
The firm leases office space for a term of 8 months through March 31, 2017. Future minimum lease payments are as follows:

Year Ending 2017 $28,500

General:

The management has reviewed the results of operations for the period of time from its year end December 31 2016 through February 15, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2013, 2014 and 2015.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment in the amount of $848,750 is considered Level 3 at December 31, 2016.

This investment is a warrant that was exercised in a privately held company.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. At December 31, 2016, the Company had a net capital of $554,521 which is $517,246 in excess of the minimum of $37,275 required and its ratio of aggregated indebtedness $559,1312 to net capital was 1.01 which is less than the 15 to 1 maximum ration of a broker dealer.

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Members' equity, December 31, 2016	$ 1,430,945	$ 1,430,945	$ -
Subtract - Non allowable assets:			
Investment	848,750	848,750	
Fixed assets	18,089	18,089	-
Other assets	9,585	9,585	-
Tentative net capital	554,521	554,521	-
Haircuts	0	0	-
NET CAPITAL	554,521	554,521	-
Minimum net capital	37,275	37,275	-
Excess net capital	$ 517,246	$ 517,246	-
Aggregate indebtedness	559,132	559,132	-
Ratio of aggregate indebtedness to net capital	1.01%	1.01%	

There were no differences between the audit and Focus filed at December 31, 2016.

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

THIS SECTION HAS BEEN INTENTIONALLY REMOVED DUE TO THE FACT THAT IT IS NOT REQUIRED FOR THIS FILING.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2017

Assertions Regarding Exemption Provisions

We as members of management of Valtus Capital Group, LLC ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the manager of the Company herby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016

Valtus Capital Group, LLC

By:

[signature] Managing Member

(Name and Title)

February 15th, 2017

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Valtus Capital Group, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valtus Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Valtus Capital Group, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2017

VALTUS CAPITAL GROUP, LLC

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